manna

What Is Manna?

**Manna is the ultimate recipe app.
Customize your cooking.**



We give people a platform to build community around food and connect through cooking.

Why Is Manna Different?

Unique + Proprietary Technology

- Import recipes from top sites directly into the app. Personalize & customize recipes
- Discover new recipes through Manna's unique Swipe Mode feature (Tinder for recipe discovery)

Community + Scale

- Interact with a global community of home-cooks, chefs, foodies and restaurants.
- Share your original creations and get inspired

Utility + Monetization

- Step by step cooking instructions paired only with relevant ingredients for each step with the Cooking GPS

Market Opportunity: People Love To Cook

- **The global food tech market** is expected **to grow over $250.43 billion by 2022.** (BusinessWire, 2016)
- **98% of Americans** prefer to cook at home. (ReportLinker, 2016)
- **59% of people ages 25-34** use smartphones or tablets in the kitchen. (Google Consumer Survey, 2015)
- **77% of Americans** would rather eat a meal made at home than go out to eat. (Peapod, 2018)
- **52% of shoppers** ordered groceries in the last 12 months; **70.7% increase from 2019 because of COVID-19.** (Supermarket News, 2020)
- **46% of internet users** in the US have either browsed pictures of food or watched food videos on social media. (GlobalWebIndex, 2019)
- **54% of target audience** personas save recipe videos on social media so they can make it at home for themselves. (Soical Chain, 2019)



The Power Of Manna

Community

- Friends, family, and like-minded home-cooks
- Chefs, restaurants, and food influencers
- Dietary preferences and allergies
- Social features that foster micro and global communities

Utility

- Scan recipes from the web, import them, and customize them to your taste/needs
- Cooking GPS
- Search thousands of recipes in our ever-expanding database
- Ingredients, amounts, and directions in one uniform place and format

Uniqueness

- Recipe Swipe Mode - Tinder for recipe discovery
- Automatic, uniform, and editable recipe format throughout the app
- B2B opportunities for restaurants to promote to engaged audience, and manage their menus in-app


COMMUNITY
UNIQUENESS
UTILITY

Key Features


4:21
Manna Scanner™
Import recipe from URL

Manna Recipe Scanner


2:57
Back
step 2 out of 20
Ingredients
Step 2
1 Proof the yeast: Stir the yeast and sugar into a small bowl with the warm water and let it sit for 3-5 minutes, until it starts to foam. (If it foams up, this means the yeast is alive and active. If not, it means the yeast is dead and you'll need to get a new package of yeast. It always helps to check the use-by date on your yeast.)
sugar
1 teaspoon
2 1/4 teaspoons of active dry yeast check the expiration date on the package
1 package
warm water 105°F-115°F
3/4 cup

Cooking GPS


2:58
manna
Paella Party time
5 Likes
0 Comments
Pulled Pork Sliders
Dinner8Wine
BBQ season ain't over yet
10 Likes
2 Comments
Cauliflower trilogy

Social Media Feed


3:00
manna
Unfollow
fatdragon
Following : 1
Followers : 7
Non chef ready to learn!
fatdragon's CookBook
Beet Hash
Bucatini with Lemony Carb...
Vegetable Samosa
Posts

User Profile


3:00
Back
manna
American
Barbequed Ribs
Bacon-Wrapped Bru...
Asian
Fiery Thai-Style Chicken
Sunshine Pad Thai (Vegetar...
Chinese

Customizable Cookbook


3:03
manna
Like
Kiwifruit & Basil Sherbet
Wholesome
Perfect Lem

Recipe Swipe Mode

Key Features Explained



Social Media Feed

In-app social media feed to interact and connect with the larger Manna community

Serve targeted ads in social feed; prioritize partner or premium content



User Profile

Establish yourself on the app, see followers and following

Shortcut to your Manna cookbook



Manna Recipe Scanner™

Copy and paste recipe URLs into Manna for uniform formatting and total customizability. Power to the user!



Customizable Cookbook

Add, organize, edit, save, and share recipes with friends

A personal, curated database of your favorite recipes



Cooking GPS

Step by step instructions as you cook with relevant ingredients shown for each step



Recipe Swipe Mode

Find inspiration for what to cook when you don't know where to start. Swipe to add recipes directly to your cookbook

Features Coming Soon

My Manna Meals™

Manna users can print personalized cookbooks and give them as gifts to friends and family.

Badges

Special badges to highlight original recipes and super users. In-app social groups (Mac and Cheese Lovers, Keto Kids, Busy Parents). Dinner parties highlighting food restrictions and what food guests are bringing.

Manna Provisions Pal™

Adjust recipes and ingredients in-app to order food supply for restaurants and chefs. B2B portal to communicate, track, adjust, order and buy food supplies; (i.e. partner with Sysco, Albertsons, Baldor).

Manna Pantry™

Keep track of ingredients left over from previous in-app shopping. Suggest recipes based on what remains in users' pantry.

Manna Meal Cart™

Drag and drop recipes from your cookbook into Manna Meal Planner. Manna automatically parses these ingredients out into a grocery list. One-Click in-app grocery shopping at no cost to save users time and money.

Groups and Event

In-app event invites to other Manna users (dinner parties, cooking together). In-app groups to foster micro communities (like Facebook). Events linked to user profiles; keeps track of dietary preferences.

User Journey

Manna takes you through the full lifecycle of the cooking experience – from inspiration, to discovery, to creation, to storing and sharing.

- Inspiration & Discovery: What should I cook?
- Community & Scale : Host a dinner party
- Customization & Personalization: Food allergies and preferences
- Organization & Utility: Import and safeguard recipes


AD

Recipe Scraping from URL: Discover, Search, Scrape

Upload, Edit, Enhance: Recipe editing

Cook, Create, Share: Cookalong to make the recipe

Receptive Moments: Moments for serving ads

Share to Feed: Share it with the Manna community

User Journey: Life Cycles

Daily:

- Scan favorite recipes found online and customize them to individual taste/needs
- Set up weekly meal plan for work lunches
- Order necessary ingredients with one click
- Use cooking GPS to help with meal-prep
- Share meal plan and photos of process with other Manna users in feed

Weekly:

- Host a weekly dinner party among friends and track what guests are bringing/food preferences
- Like and comment on posts from favorite profiles. Download their recipes to user cookbook
- Share unique recipes and photos with fellow foodies
- Find fun micro-communities to join in app for memes and recipe inspiration

Monthly:

- Swipe through Recipe Swipe Mode to look for delicious food porn that you likely won't cook
- Scroll through feed for cool chefs, influencers, and food products

Monetization V1: Launching Q1 2021

- **Banner Ads in Social Feed:** Ads placed every 5 cards (same as Instagram). $0.40-0.80 RPM
- **Interstitial Card Ads in Swipe Mode:** Ad card every 5-7 swipes (same as Tinder). $3-$4 RPM
- **Content Partnerships:** Prioritized, sponsored content from food products, brands, appliances
- **E-Commerce:** Manna dropshipping shop in collaboration with RevCascade. Feature products relevant to Manna users and take B2B rev share. As operations scale, feature direct sales of Manna products as well.


6:10 PM
manna
Grilled Vegan
Caesar Salad
Wholesome

Monetization V2 & V3

V2

- **Printable Cookbooks:** Customized printed cookbooks to turn any Manna user into an original cookbook creator. Partner with printing company (e.g. Moo).
- **Premium Subscriptions:** Ad-free, unique B2B portal and profile. Prioritized access to promote to Manna users. Backend social tools and recipe scaling/management tools for restaurants.
- **Video Ads:** Video Ads displayed to users who just set a timer of 20min+ within the Cooking GPS flow. Ads target highly engaged users without disrupting the cooking experience. $7-8 RPM

V3

- **Grocery Delivery:** Meal plan checks in-app pantry and automatically generates grocery lists with missing ingredients. Users shop for and order groceries with a single click.
- 3% rev share with Grocery delivery service (e.g. Instacart, FreshDirect).
- No additional cost to user.

User Growth

Assumptions*

- $3.60 cost per download
- 5% monthly churn rate

Marketing Spend:

- 2021 - $360,000
- 2022 - $3,150,000
- 2023 - $6,125,000



2,000,000
1,500,000
1,000,000
500,000
0
2020
2021
2022
2023

EBITDA Projections


$15,844,488
51%
$8,074,988
$6,070,203
24%
$1,472,431
$1,148,015
$(509,982)
-
2021
2022
2023
Revenue
EBITDA
% EBITDA margin

Manna vs. Competitors

		AllRecipes	BigOven	Epicurious	Food Network	Kitchen Stories	NYT	Side Chef	Yummly
Recipe Customization	✗		✗		✗				
In-App Event Creation	✗ (Coming Soon)								
Group Creation	✗ (Coming Soon)								
Virtual Assistant Compatibility	✗ (Coming Soon)							✗	
Recipe Cook-Along	✗			✗	✗				✗
Grocery List	✗ (Coming Soon)	✗	✗	✗	✗	✗	✗	✗	✗
Ingredients Inventory / Pantry	✗ (Coming Soon)								
Established User / Chef Profile	✗ (Coming Soon)								
Customizable Cookbook	✗		✗			✗	✗	✗	
Social Media Feed + Tools	✗	✗	✗			✗			
Meal-Planning	✗ (Coming Soon)		✗		✗			✗	✗
URL Recipe Scraper	✗		✗						
Recipe Discovery: Swipe Mode	✗								
One-Click B2C Grocery Shopping	✗ (Coming Soon)	✗	✗		✗			✗	✗
One-Click B2B Food Procurement	✗ (Coming Soon)								
Recipe Uniform Format	✗								
Micro-Communties	✗								

✗ = Current ✗ = Coming Soon

Audience & User Growth

- **Average open-rate of 46% on newsletter sends** – highly engaged audience, people love to hear from us! App engagement spikes consistently after each newsletter update.
- **40% increase in active user growth** since Wefunder launch
- **Average daily time spent in app up 31%** to 12 minutes and 19 seconds per user since Wefunder launch

GENDER



54.8% Male
40.9% Female
4.3% Unknown
0.0% Other

AGE RANGE



18-24 3.2%
25-34 65.6%
35-44 6.5%
45-54 9.7%
55-64 9.7%
65+ 1.1%

User Acquisition, Early Conversations, Collaboration

Restaurants & Chefs

- South End New Canaan
- Nick Martschenko
- David Burke
- Jean Georges
- Wolfgang Puck

Food Influencers

- Lucie Fink (@luciebfink)
- Emily Fedner (@foodloversdiary)
- Ariela Trepman (@onehungrybaker)
- Village Marketing (@villagemarketing)
- Daniel Landers (@thedaniellanders)

eCommerce & Grocery Shopping

shopify instacart Nutty Bunny

BIGCOMMERCE Bamboozle™ Cuisinart

REVCASCADE

Recipe Publishers & Content Partners

RACHAEL RAY™ delish Fred Pescatore M.D.

GOOD.

What We'll Do With Funding

- Hire QA engineer full-time
- Hire full-stack junior developer
- Hire senior front-end engineer
- Hire social media/community manager
- Hire UX/UI designer full-time
- Hire B2B developer
- Hire Content Creator
- Hire Business Development Manager
- Marketing



Manna Team



David Greenstein – Co-Founder, CEO

David is a serial entrepreneur and career CEO. He co-founded Wonder Brands with his wife Stacy as a direct extension to his life's work building scaled branded businesses, using his experience to nurture young brands toward growth.



Rachel Abady – Co-Founder, CMO

Rachel is a writer, producer, editor and audience growth expert. She's spent the last 10 years developing, marketing & producing a wide range of content for ABC-TV, The Huffington Post, The New York Times, Vox Media and Red Bull Media House.



Guy Greenstein – Co-Founder, CTO

Guy studied physics, computer science and engineering. After spending literally one day in the corporate world, he left to start Manna.



Josh Abady – Co-Founder, COO

Josh is a passionate educator; he taught chess and tutored high school students for 5 years. He then played professional poker for 3 years in the World Series of Poker Circuit.

GRAJ+
GUSTAVSEN

G+G is a brand transformation agency and brand strategy think-tank with over 30 years of experience creating and launching new, innovative brands into the marketplace

wonder brands

Wonder Brands, headed by David Greenstein (CEO of Manna), is an investment and incubation group specializing in cultivating and launching lifestyle brands.

Advisory Board



Russell Sternlicht
CEO
Tone It Up



Nick Martschenko
Chef & Restaurant Owner
South End



Wendi Cassuto
Chief Talent Officer
Sustainable Talent



Heather Mee
EVP, Marketing
Global Brands Group



Sergei Kuharsky
EVP, Digital,
Franchises & Marketing
BBC Studios



Mario Nelson
Co-Founder
Micro Audio



Robert Davis
EVP, Strategy
PJA



Ken Pilot
Advisor & Investor
Deep North

Contact

David Greenstein — Co-Founder, CEO
david.greenstein@manna-app.com

Guy Greenstein — Co-Founder, CTO
guy.greenstein@manna-app.com

Josh Abady — Co-Founder, COO
josh.abady@manna-app.com

Rachel Abady — Co-Founder, CMO
rachel.abady@manna-app.com

WeFunder: wefunder.com/manna



Legal Notice

This Confidential Investor Presentation has been prepared for discussion purposes only. It is being delivered on a confidential basis to specified parties solely to assist them in deciding whether to proceed with their investigation of **MANNA (the "Company"),** in accordance with procedures established by the Company. This Investor Presentation does not purport to contain all of the information that may be required or relevant to a recipient's evaluation of any transaction and recipients will be responsible for conducting their own investigations and analysis.

The distribution and use by each recipient of the information contained herein and any other information provided may not be distributed, reproduced or used without the express consent of the Company or for any purpose other than the evaluation of the transaction by the person reviewing this Investor Presentation.

Neither the Company or any of its affiliates or representatives makes any representation, warranty or guaranty of any kind, express or implied, as to the accuracy, completeness or reasonableness of the information contained herein or any other written or oral communication transmitted or made available to the recipient. The Company and its affiliates and representatives expressly disclaim any and all liability based on or arising from, in whole or in part, such information, errors therein or omissions therefrom. In addition, this Investor Presentation includes certain projections and forward-looking statements provided by the Company with respect to the anticipated future performance of the Company. Such projections and forward-looking statements reflect various assumptions of management concerning the future performance of the Company, and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company. Accordingly, there can be no assurance that such projections or forward-looking statements will be realized. Actual results may vary from anticipated results and such variations may be material. No representations or warranties are made as to the accuracy or reasonableness of such assumptions or the projections or forward-looking statements based thereon.

Only those representations and warranties that are made in a definitive written agreement relating to a transaction, when and if executed, and subject to any limitations and restrictions as may be specified in such definitive agreement, shall have any legal effect. Each recipient should make an independent assessment of the merits of pursuing a transaction and should consult its own professional advisors. This Investor Presentation should not be considered to be an offer to buy the securities of the Company described herein. Any such offer, if and when made, will be in writing. The delivery of this Investor Presentation should not create any implication that there has been no change in the business and affairs of the Company since such date. Neither the Company nor its affiliates or representatives undertakes any obligation to update any of the information contained herein. The Company is free to conduct the process for the transaction as it determines in its sole discretion (including without limitation, ceasing to proceed with any transaction, terminating further participation in the process by any party, negotiating with prospective buyers and entering into an agreement with respect to a transaction without prior notice to you or any other person) and any procedures relating to such transaction may be changed at any time without prior notice to you or any other person.